Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2024

TABLE OF CONTENTS
Q3 2024 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
RESULTS OF CONTINUING OPERATIONS	4
Wheeler River Uranium Project	6
LIQUIDITY AND CAPITAL RESOURCES	20
DISCONTINUED OPERATIONS	22
OUTLOOK FOR 2024	23
ADDITIONAL INFORMATION	23
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	24

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 7, 2024 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2024. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2023. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedarplus.ca (‘SEDAR+’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2024 PERFORMANCE HIGHLIGHTS

■
Signing of Wheeler River Benefit Agreements with Kineepik Métis Local #9 and the Village of Pinehouse Lake

In July 2024, Denison announced the signing of a Mutual Benefits Agreement (‘MBA’) with Kineepik Métis Local #9 (‘KML’), and a Community Benefit Agreement (‘CBA’) with the northern Village of Pinehouse Lake (‘Pinehouse’), in support of the development and operation of Denison’s 95% owned Wheeler River Project.

The MBA acknowledges that the project is located within KML’s Land and Occupancy Area in northern Saskatchewan and provides KML’s consent and support to advance the project. Additionally, the MBA recognizes that the development and operation of the project can support KML in advancing its social and economic development aspirations, while mitigating the impacts on the local environment and KML members. The MBA provides KML and its Métis members an important role in environmental monitoring and commits to the sharing of benefits from the successful operation of the project – including benefits from community investment, business opportunities, employment and training opportunities, and financial compensation.

The CBA acknowledges that Pinehouse is the closest residential community to the project by road, which relies on much of the same regional infrastructure that Denison will rely on as it advances the project. Pinehouse has provided its consent and support for the project, while Denison, on behalf of the Wheeler River Joint Venture, is committed to help Pinehouse develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project.

■
Continued Advancement of Phoenix Engineering and Federal Regulatory Review of the Draft EIS

During the third quarter, the Company continued to focus its efforts on the advancement of the Phoenix project towards a final investment decision, in support of its objective to achieve first production by 2027 / 2028, including:

●
Phoenix engineering activities are advancing within expected timelines to support a financial investment decision (‘FID’) by mid-2025. Total engineering completion at end of the third quarter was 45%, supported by finalization of process design, piping and instrumentation diagrams (P&ID’s), hazard and operability studies (‘HAZOPs’), as well as the selection of major process equipment and electrical distribution infrastructure.

●
The review of the draft Environmental Impact Statement (‘EIS’) continues to advance and Denison has been in regular contact with CNSC staff to support the conclusion of any remaining information requests (‘IRs’). In September 2024, Denison received confirmation that the majority of outstanding IRs have been resolved, which suggests that the Federal review process is nearing completion.

■
Option of Non-Core Exploration Projects to Foremost Clean Energy Ltd.

In September 2024, Denison executed an option agreement with Foremost Clean Energy Ltd (‘Foremost’), which grants Foremost an option to acquire up to 70% of Denison's interest in 10 non-core uranium exploration properties (collectively, the ‘Foremost Transaction’). Pursuant to the Foremost Transaction, Foremost would acquire such total interests upon completion of a combination of direct payments to Denison and funding of exploration expenditures with an aggregate value of up to approximately $30 million. The Foremost Transaction provides the following benefits to Denison:

●
Collaboration with Foremost is expected to increase exploration activity on a portfolio of non-core Denison properties with the potential to increase the probability of discovery within Denison's vast Athabasca Basin exploration portfolio.

●
In October 2024, Denison received an upfront payment in Foremost common shares (representing an ~19.95% ownership interest in Foremost). If Foremost completes the remaining two phases of the Foremost Transaction Denison will receive further cash and/or common share milestone payments of $4.5 million and Foremost will fund of $20 million in project exploration expenditures.

●
In addition to becoming Foremost’s largest shareholder, Denison retains direct interests in the optioned exploration properties and also secures certain strategic pre-emptive rights to participate in future exploration success from the optioned properties.

MANAGEMENT’S DISCUSSION & ANALYSIS

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a Feasibility Study (‘FS’) was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study (‘PFS’) was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation (the ‘Gryphon Update’). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Statement (‘EIS’) submitted for regulatory and public review in October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (‘MWJV’), and a 69.44% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison is celebrating its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

SELECTED FINANCIAL INFORMATION

(in thousands)	As at September 30, 2024	As at December 31, 2023

Financial Position:
Cash and cash equivalents	$105,933	$131,054
Working capital(1)	$108,948	$135,130
Investments in uranium	$242,780	$276,815
Property, plant and equipment	$258,360	$254,946
Total assets	$671,887	$726,603
Total long-term liabilities(2)	$67,187	$66,873
(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital as at September 30, 2024 excludes $4,501,000 from the current portion of deferred revenue (December 31, 2023 – $4,535,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2024	2024	2024	2023
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$695	$1,326	$832	$1,092
Net (loss) earnings	$(25,767)	$(16,441)	$(19,880)	$34,627
Basic and diluted (loss) earnings per share	$(0.03)	$(0.02)	$(0.02)	$0.04

Discontinued Operations:
Net earnings (loss)	$-	$471	$-	$(150)
Basic and diluted earnings (loss) per share	$-	$0.00	$-	$(0.00)
	2023	2023	2023	2022
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$777	$968	$(982)	$1,015
Net earnings (loss)	$57,916	$(345)	$(2,834)	$(6,247)
Basic and diluted earnings (loss) per share	$0.07	$(0.00)	$(0.00)	$(0.01)

Discontinued Operations:
Net earnings	$321	$406	$434	$506
Basic and diluted earnings per share	$0.00	$0.00	$0.00	$0.00

Significant items causing variations in quarterly results

●
The Company’s revenues are based on a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. The rate of draw-down for the toll milling deferred revenue was updated for changes to expected future toll milling production rates at McClean Lake in the first quarter of 2023. This update resulted in negative revenue, which is uncommon. See RESULTS OF OPERATIONS below for further details.
●
Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●
Evaluation expenses have been increasing over the past eight quarters as the Company advances towards a FID for Phoenix.
●
Other income and expense fluctuate due to changes in the fair value of the Company’s portfolio investments, convertible debentures, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. The impact of fair value changes on the Company’s net earnings / loss was particularly significant in the second, third and fourth quarters of 2023. See OTHER INCOME below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada, with a 77.5% interest, and Denison, with a 22.5% interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the three and nine months ended September 30, 2024, the McClean Lake mill processed 2.7 million and 12.2 million pounds U3O8, respectively, for the CLJV (September 30, 2023 – 2.7 million and 10.3 million pounds U3O8) and Denison recorded toll milling revenue of $695,000 and $2,853,000, respectively (September 30, 2023 – $777,000 and $763,000). The increase in toll milling revenue during the nine months ended September 30, 2024, as compared to the prior year, is due to both the increase in production in the current year-to-date period as well as a $1,946,000 negative non-cash cumulative accounting adjustment that was recorded in the prior year. In the first quarter of 2022, the operators of the Cigar Lake mine announced a reduction in forecasted mine production from 18 million pounds U3O3 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O3 per year thereafter. In the first quarter of 2023, the operators of the Cigar Lake mine announced that forecasted future mine production was increased back to 18 million pounds U3O3 per year. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores in 2022 resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue draw-down rate. The updated draw-down rate was applied retrospectively to all pounds produced for the CLJV since the inception of the Ecora Arrangement in July 2016, resulting in an increase in revenue in the first quarter of 2022, which was effectively reversed in the first quarter of 2023, resulting in the reduction in revenue.

During the three and nine months ended September 30, 2024, the Company also recorded accounting accretion expense of $749,000 and $2,310,000, respectively, on the toll milling deferred revenue balance (September 30, 2023 – $725,000 and $2,726,000). Generally, the annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time. During the nine months ended September 30, 2024, the decrease in accretion expense, as compared to the prior year, was predominantly due to a $483,000 true up recognized in the prior year to increase the life-to-date accretion expense due to the change in the timing in the estimated CLJV toll milling activities discussed above. During the nine months ended September 30, 2024, a true-up of only $63,000 was recorded as a result of the update to the Cigar Lake mineral resource estimate.

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three and nine months ended September 30, 2024, were $1,030,000 and $3,617,000, respectively (September 30, 2023 – $797,000 and $2,567,000).

Included in operating expenses for the three and nine months ended September 30, 2024, is depreciation expense relating to the McClean Lake mill of $435,000 and $1,928,000, respectively (September 30, 2023 – $422,000 and $1,689,000), as a result of processing 2.7 million and 12.2 million pounds U3O8 for the CLJV in the applicable periods (September 30, 2023 – 2.7 million and 10.3 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $358,000 and $1,048,000, respectively (September 30, 2023 – $242,000 and $533,000), and development costs of the MLJV and other operating costs of $236,000 and $640,000, respectively (September 30, 2023 – $133,000 and $345,000).

During the first quarter of 2024, the MLJV began planning work for the 2024 SABRE program, the goal of which is to prepare the McClean North site for the commencement of SABRE mining activities in 2025. The site work commenced during the second quarter of 2024. Work completed to date includes the completion of the SABRE pad, the commencement of drilling of the access holes, and procurement activities. During the three and nine months ended September 30, 2024, the company capitalized its share of development and equipment cost of $987,000 and $1,184,000, respectively, related to the advancement of the SABRE program.

MINERAL PROPERTY EVALUATION

During the three and nine months ended September 30, 2024, Denison’s share of evaluation expenditures was $8,577,000 and $20,986,000, respectively (September 30, 2023 – $5,217,000 and $12,601,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

The increase in evaluation expenditures, compared to the prior period, was primarily due to the continuation and acceleration of project engineering activities associated with the Phoenix detailed design engineering phase, as well as an increase in staffing levels to support the advancement of the Company’s various evaluation projects.

The following table summarizes the evaluation activities completed during the nine months ended September 30, 2024.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Wheeler River	95%(1)

Engineering, detailed design, metallurgical testing, Feasibility Field Test (‘FFT’) decommissioning, 2024 field program activities, environmental and sustainability activities, and EIS regulatory reviews.

Waterbury Lake	69.44%(2)	2024 field activities and progression of the PFS for the THT deposit.
Midwest	25.17%	2024 inaugural ISR field test activities, and progression of the Preliminary Economic Assessment (‘PEA’) report.
Kindersley Lithium Project (‘KLP’)	Earn-in(3)	Project planning for 2024 activities, commencement of field programs and commencement of the PFS for the KLP project.

Notes
(1)
The Company’s effective ownership interest as at September 30, 2024, including the indirect 5% ownership interest held through JCU.
(2)
Represents Denison’s ownership position as at June 30, 2024.
(3)
Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at September 30, 2024, Denison has not yet vested an ownership interest in the project.

Wheeler River Uranium Project

On June 26, 2023, Denison announced the results of (i) the Phoenix FS completed for ISR mining of the high-grade Phoenix deposit and (ii) an updated Gryphon PFS for conventional underground mining of the basement-hosted Gryphon deposit.

The Phoenix FS was completed by Wood, WSP USA Environment and Infrastructure Inc., SRK Consulting (Canada) Inc., and Newmans Geotechnique Inc. The study confirms robust economics and the technical viability of an ISR uranium mining operation with low initial capital costs and a high rate of return.

The Phoenix FS reflects several design changes and the results of a rigorous technical de-risking program completed by Denison over the 4.5 years following the publication of the 2018 PFS, which was highlighted by the then-novel selection of the ISR mining method for Phoenix.

With the benefit of extensive lab and field testing of all key elements of the proposed ISR mining operation, and 2023 cost estimates reflecting recent inflationary pressures, the Phoenix FS is expected to provide an excellent basis to advance engineering designs in support of an FID.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Phoenix FS.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	UxC Spot Price(1) (~US$66 to US$70/lb U3O8)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(2)	90.9%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$2.34 billion (+150%)
Pre-tax IRR(3)	105.9%
Pre-tax payback period(5)	~10 months

Post-tax NPV8%(3)	$1.43 billion
Post-tax IRR(3)	82.3%
Post-tax payback period(5)	~11 months

Adjusted Post-tax NPV8%(3)(6)	$1.56 billion
Adjusted Post-tax IRR(3)(6)	90.0%
Adjusted Post-tax payback period(3)(6)	~10 months
 Notes
(1)
Spot price forecast is based on “Composite Midpoint” scenario from UxC’s UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023 and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Phoenix operation and excludes $67.4 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
The Adjusted Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Phoenix Operational Parameters (100% basis)
Mine life	10 years
Proven & Probable reserves(1)	56.7 million lbs U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(2)	41.9 million lbs U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million lbs U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(3)	$419.4 million
Average cash operating costs	$8.51 (US$6.28) per lb U3O8
All-in cost(4)	$21.73 (US$16.04) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(2)
The first five years is determined by reference to the 60-month period that commences at the start of operations.
(3)
Initial capital costs exclude $67.4 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made.
(4)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

The Gryphon Update was prepared by Engcomp Engineering and Computing Professionals Inc., SLR International Corporation, Stantec Consulting Ltd., and Hatch Ltd., and is largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as it can leverage existing infrastructure to provide an additional source of low-cost production.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Gryphon Update.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~ 20 months

Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~ 22 months
  Notes
(1)
Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)
Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’). A copy of the Wheeler Technical Report is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

Denison’s 2024 evaluation plans for Wheeler River include: (1) advancing detailed design engineering and long-lead procurement, (2) finalizing the EIS through both federal and provincial processes, (3) completing the required program documents to support licensing and permitting approval on the construction of the proposed Phoenix ISR operation, (4) advancing negotiation of additional impact benefit type agreements with interested parties, (5) planning and executing field program optimization studies to finalize the selection of permeability enhancement technologies and drilling methodology; and (6) completing the final decommissioning activities of the FFT.

During the three and nine months ended September 30, 2024, Denison’s share of evaluation costs at Wheeler River was $7,597,000 and $18,875,000, respectively (September 30, 2023 – $4,420,000 and $10,728,000).

Engineering Activities

Feasibility Field Test

The FFT was designed to use the commercial-scale ISR test pattern installed at Phoenix in 2021 to facilitate a combined evaluation of the Phoenix deposit's hydraulic flow properties with the leaching characteristics that were previously assessed through the metallurgical core-leach testing program.

MANAGEMENT’S DISCUSSION & ANALYSIS

The successful completion of the leaching and neutralization phases of the FFT in the fourth quarter of 2022 provided further verification of the permeability, leachability, reclamation, and containment parameters needed for the successful application of the ISR mining method at the Phoenix deposit.

The final stage of the FFT, the recovered solution management phase, was completed in 2023 and involved treating the solutions recovered in 2022 during the leaching and neutralization phases. A total of 560 cubic metres of recovered solution was successfully processed into (i) treated effluent and (ii) a mineralized precipitate, which contains an estimated 99.99% of the 14,400 pounds U3O8 previously estimated to be dissolved in the recovered solution. The treated effluent was tested to ensure compliance with permit conditions and was then injected into the mineralized zone. The mineralized precipitate will be stored on surface at site and will be monitored in further care and maintenance activities. The results of this phase of the FFT validate the Company’s processing designs and assumptions for the future Phoenix processing plant.

Following the completion of the recovered solution management phase in late 2023, Denison initiated the decommissioning of the FFT facilities in accordance with its permit conditions. Decommissioning involves the cleaning, deconstruction, and shipment off-site of equipment used during the leaching, neutralization, and solution management phases.

During the second quarter of 2024, project planning and procurement for the decommissioning phase was completed, and substantially all key decommissioning activities and scopes were carried out and completed in the third quarter.

Metallurgical Testing

During the third quarter of 2024, the metallurgical test program continued at Saskatchewan Research Council Laboratories (‘SRC’) in Saskatoon, including post-leach analysis on the most recently completed core leach test sample, as well as the completion of the effluent treatment test work and leaching and settling test work on the process precipitate solids. In addition, the Company commenced an evaluation of available technology for the potential concentration of low-grade uranium-bearing solution, with further testing planned in the fourth quarter based on the results of from the initial test program.

Front End Engineering Design (‘FEED’)

The FEED phase was initiated for Phoenix in early 2023 and was concluded upon the initiation of the detailed design engineering phase in January 2024.

Detailed Design Engineering

The detailed design engineering phase includes work related to the process plant, freeze plant, electrical substation & distribution, integration of wellfield surface facilities, ponds/pads, site earthworks (including the access road to site), air strip and road design, civil piping (including firewater), overall site layout with modular building design and integration.

The engineering activities required to construct and commission the proposed Phoenix operation are advancing within expected timelines to support a FID by mid-2025. Total engineering completion at end of the third quarter was 45% supported by finalization of process design, P&ID’s, and HAZOPs, as well as the selection of major process equipment and electrical distribution infrastructure.

The work packages completed to date have been able to confirm the FS design with no major deviations from plans made in prior engineering studies. Detailed engineering deliverables continue to advance within each of the core engineering disciplines (process, mechanical, civil, structural, electrical and instrumentation) showing significant advancement in principal engineering documents including design criteria, specifications, general arrangements, equipment lists, data sheets, P&ID’s, block diagrams, and control narratives.

Field Program

The field drilling program at Phoenix commenced in the third quarter of 2024. The program was designed to optimize the deployment of specific permeability enhancement techniques, confirm installation methodology of subsurface freeze drilling equipment and materials, as well as to confirm monitoring well design and sampling methodology. During the third quarter of 2024, two freeze holes and one injection well were completed in Phases 1 and 2 at Phoenix, respectively. Test work was completed to optimize the use of permeability enhancement techniques, and additional hydrogeological test work was performed. The planned field program activities are expected to be completed in the fourth quarter of 2024.

MANAGEMENT’S DISCUSSION & ANALYSIS

Long Lead Procurement

During the first nine months of 2024, procurement activities ramped up with the initiation of the procurement process for 17 long lead items including: the finished goods packing system, thickeners and clarifiers, sand filters, centrifuges, product dryer and scrubber, freeze plant, electrical substation and distribution equipment, medium voltage back-up diesel generators, potable water and sewage treatment systems, and the ISR wellfield header houses.

As of September 30, 2024, the Project has $11,100,000 in committed capital purchases.

Construction Planning

Early construction planning, including engagement with key northern business partners, continues to progress. The engineering team is currently developing execution schedules and detailed construction methodologies for each key scope of work.

Environmental and Sustainability Activities

Environmental Assessment (‘EA’) Activities

Throughout 2024, the Company continued to support the advancement of the Canadian Nuclear Safety Commission’s (‘CNSC’) ongoing review of the draft Environmental Impact Statement (‘EIS’) submitted for the project in October 2022. Following the June 2024 submission of a third round of responses to information requests (‘IRs’) from the Federal Indigenous Review Team (‘FIRT’), Denison has been in regular contact with CNSC staff to support the conclusion of any remaining IRs.

In September 2024, Denison received confirmation that the majority of outstanding IRs have been resolved, which suggests that the Federal review process is nearing completion.

The Company’s objective has been to submit substantially the same version of the EIS to both the federal and provincial authorities. Given the positive progress of the Federal EA review process, the Company submitted the final Provincial EIS to the Saskatchewan Ministry of Environment (‘MOE’) in the third quarter of 2024.

Licensing Activities

Denison has submitted substantially all of the program and design documents required to obtain a site preparation and construction license from the CNSC. The CNSC has completed its initial review of the documents and have determined the majority of technical application requirements have been met, which is expected to allow for the project to advance to a licensing hearing and subsequent license issuance by the CNSC. A Commission hearing for the project is expected to be scheduled once the EIS is accepted for final submission by CNSC staff.

Community Engagement Activities

As part of ongoing engagement activities, Denison carried out community meetings with Indigenous and non-Indigenous interested parties in March, May, and June of 2024. Notably, Denison undertook an in-person community tour in the Athabasca Basin region of northern Saskatchewan in collaboration with the Ya’thi Nene Lands and Resources Office (‘YNLRO’), which represents the seven Athabasca Basin communities of Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation and the municipalities of Stony Rapids, Uranium City, Wollaston Lake, and Camsell Portage.

In early July 2024, Denison announced that it had signed an MBA with KML and a CBA with Pinehouse, each in support of the development and operation of the Wheeler River Project.

The MBA acknowledges that the project is located within KML’s Land and Occupancy Area and provides KML’s consent and support to advance the project. Additionally, the MBA outlines a shared recognition that the successful advancement of the project can support KML in advancing its aspirations for the successful social and economic development of KML while mitigating the risk of impacts on the local environment and KML members.

The CBA acknowledges that Pinehouse is the closest residential community to the project by road, which relies on much of the same regional infrastructure that Denison will use as it advances the project. Pursuant to the terms of the CBA, Pinehouse has provided its consent and support for the project. Denison’s commitments in the CBA are intended to help Pinehouse develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project. The commitments in the CBA aim to create a long-lasting positive legacy that continues beyond the project’s lifespan.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additionally, in March 2024, Denison signed a Sustainable Communities Investment Agreement with the municipalities of the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay. This agreement acknowledges that the municipalities have a desire to work together to develop a regional approach that enables social, economic, and cultural revitalization, in which Denison can play a supporting role. An important outcome of this agreement is the support and consent of these four municipalities for the Wheeler River project.

During the third quarter of 2024, Denison began planning for further engagement activities expected to occur with numerous communities starting in early 2025 in advance of the Commission hearings, which are anticipated to be scheduled once the final EIS is filed with the CNSC.

Evaluation Pipeline Properties

Waterbury Lake

In 2020, an independent PEA was completed for Waterbury, which evaluated the potential use of the ISR mining method at the THT deposit. Further details regarding Waterbury, including the estimated mineral resources, are provided in the Technical Report for Waterbury titled ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020, a copy of which is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

Denison’s 2023 evaluation activities at Waterbury were designed to build upon the 2020 PEA and were highlighted by an ISR field program consisting of the installation of the first ISR test wells at THT, the completion of pump and injection testing, permeameter data collection, hydrogeological logging, metallurgical sampling, geological logging, as well as an ion tracer test.

The 2023 THT ISR field program successfully achieved each of its planned objectives: (i) validation of hydraulic conductivity in 100% of the test well within the ore zone and achieving hydraulic conductivity values consistent with the 2020 PEA; (ii) the establishment of a 10-hour breakthrough time with an ion tracer test, demonstrating the ability to maintain hydraulic control of injected solutions and achieve breakthrough times consistent with expectations; and, (iii) demonstration of the effectiveness of permeability enhancement.

In 2024, Denison’s evaluation plans for Waterbury were designed to complete: (1) metallurgical test work on core retrieved during the 2023 field program, (2) additional pump and injection tests on the installed ISR test wells to validate year-over-year hydrogeological test results, and (3) collection of key components of environmental baseline data.

During the first half of 2024, work included planning activities and the procurement of long-lead time materials for the 2024 field program, updates to engineering design activities and assessments, evaluating the THT resource model from the 2020 PEA, and continuation of the metallurgical test program.

The 2024 field test program was completed in the third quarter of 2024. During the program, two small-diameter test wells, installed in the THT east pod, as part of the 2023 drill program, were re-entered. The wells were retrofitted to their target depths and, outfitted with well screens and/or pressure monitoring devices as applicable, in order to facilitate additional hydrogeological and geophysical testing. Additionally, core samples were retrieved from the site for extensive density analysis, which will inform a planned update to the mineral resource estimate.

During the third quarter of 2024, metallurgical test work also advanced, including the completion of an intact core leach and remediation test. The core has been taken offline for post-leach characterization and recovery reconciliation. THT column leach and remediation test work was also completed and will be incorporated into a potential future PFS. All metallurgical test work was conducted at SRC facilities in Saskatoon.

The results of the metallurgical test work, the ISR field program, and the engineering studies and assessments are expected to support the completion of a potential future PFS.

In addition, to support future potential regulatory / permitting processes for THT, engagement activities were undertaken in June 2024 in the Athabasca Basin region of northern Saskatchewan in collaboration with the Ya’thi Nene Lands and Resources Office (‘YNLRO’), who represent the seven Athabasca Basin communities of Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation and the municipalities of Stony Rapids, Uranium City, Wollaston Lake, and Camsell Portage.

MANAGEMENT’S DISCUSSION & ANALYSIS

Midwest

The MWJV is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 69.44% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

A Concept Study evaluating the potential application of the ISR mining method at Midwest was prepared by Denison during 2022 and was formally issued to the MWJV in early 2023. Based on the positive results of the Concept Study, the MWJV provided Denison with approval to complete additional ISR-related evaluation work for Midwest.

In 2024, the evaluation plans for Midwest were designed to include an inaugural ISR field test program, intended to validate various characteristics of the Midwest Main deposit, and to collect a database of geotechnical, hydrogeological, and metallurgical data to further evaluate the ISR mining conditions present at the Midwest Main deposit.

The ISR field test program was completed in the second quarter of 2024. Ten small-diameter test wells were installed within the Midwest Main deposit – including a four-well test pattern and six individual wells to test specific areas of the deposit for various characteristics. The test pattern included one injection well, one extraction well, a recharge well, and a monitoring well outfitted with a multi-channel vibrating wire piezometer. The six additional wells were drilled to their target depths and, as applicable, outfitted with well screens and/or pressure monitoring devices to facilitate broader hydrogeological testing. All wells were decommissioned at the conclusion of the program consistent with regulatory commitments.

Highlights from the program include the following:

●
Confirmed Hydraulic Conductivity: Pump and injection tests validated hydraulic connectivity in the test wells within the mineralized zone and achieved hydraulic conductivity values (a measure of permeability) consistent with the Concept Study. Sufficient permeability within the mineralized zone is a key criterion for the successful deployment of the ISR mining method.

●
Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed within two wells, demonstrating the suitability of the method to the Midwest Main deposit. The efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.

●
Metallurgical Samples Defined and Collected for Leaching Characteristics: Core samples representative of the Midwest deposit were collected during the program for use in future metallurgical tests to determine the leaching characteristics.

The field program results, along with further technical studies, are expected to be used to advance the de-risking of the ISR mining requirements to further the evaluation of the ISR mining method for the property, the results of which are anticipated to be summarized through the preparation of a PEA.

Additionally, analysis of core collected during the drilling program successfully confirmed the location and grade of mineralization within the Midwest Main deposit. The results are expected to be used to update the mineral resource estimate and provide a basis for future evaluations of mineral extraction by both ISR and the SABRE mining method. Certain core samples are also being analyzed to support future mineral processing assessments.

Kindersley Lithium Project

In January 2024, Denison entered into an agreement with Grounded Lithium with respect to the KLP in Saskatchewan. The agreement includes a series of earn-in options, with the exercise of each earn-in option completed by way of a cash payment to Grounded Lithium as well as required work expenditures to advance the KLP.

In September 2024, Denison finalized a $4.5 million program and budget for the advancement of KLP through a robust process of technical de-risking, which is expected to conclude with the potential completion of a PFS by mid-2025. Activities in 2024 are expected to include: (1) the collection of formation specific field information, including the flow and concentration of various horizons of the Duperow formation, as well as, collection of fresh brine for lab-based test work; (2) the initiation of a comprehensive lab-scale metallurgical test program on available DLE technology and testing on downstream processes; (3) the development of a process simulation model for lithium processing; and (4) the commencement of technical assessments required for inclusion in a future PFS.

MANAGEMENT’S DISCUSSION & ANALYSIS

In early November 2024, the Company and Grounded Lithium kicked off the 2024 field program with the re-entry of a previously completed lithium well that is expected to be used to conduct hydrological investigations and brine collection.

Additionally, global engineering and consulting firm Stantec Inc. (“Stantec”) was selected as lead author for a future PFS.

The above noted program for KLP is planned to continue into 2025.

MINERAL PROPERTY EXPLORATION

During the three and nine months ended September 30, 2024, Denison’s share of exploration expenditures was $2,834,000 and $10,002,000, respectively (September 30, 2023 – $2,052,000 and $7,833,000). Spending in the current quarter and nine months ended September 30, 2024, was higher than the prior year primarily due to an increase in winter and summer exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2024 exploration activities, some of which were completed in early October 2024. For exploration expenditures reported in this MD&A, all amounts are reported for the three and nine months ended September 30, 2024.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Crawford Lake	100.00%	1,128 (2 holes)	Geophysical Survey
Hatchet Lake	70.15%(2)	884 (4 holes)	-
Johnston Lake	100.00%	6,228 (8 holes)	Geophysical Survey
Moon Lake South	75.00%	7,383 (11 holes)	Geophysical Survey
Wheeler River	95.00%(3)	6,666 (12 holes)	-
Waterfound	24.68%(4)	8,652 (14 holes)	Geophysical Survey

Total		30,941 (51 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at September 30, 2024. Subsequent to quarter end, Foremost completed the first phase of its earn-in under the option agreement for the Foremost Transaction, pursuant to which the Company’s ownership interest in Hatchet Lake decreased to 56.12%.
(3)
Denison’s effective ownership interest as at September 30, 2024, including an indirect 5.0% ownership interest held through Denison’s 50% ownership of JCU.
(4)
Denison’s effective ownership interest as at September 30, 2024, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
The Company’s land position in the Athabasca Basin, as of September 30, 2024, is illustrated in the figure below. The Company’s Athabasca land package remained unchanged in the third quarter of 2024, consisting of 383,861 hectares (227 claims). The land position reported by the Company excludes the land positions held by JCU. Subsequent to the end of the third quarter, the Company completed the transfer of the operatorship of 10 non-core properties to Foremost, as part of the earn-in agreement.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Mines
Denison Mines' Athabasca Properties
September 30, 2024
N
ATHABASCA
BASIN
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison ownership through JCU
Uranium mines and deposits
Uranium mill
Roads
Powerlines
Alberta
Saskatchewan
Manitoba
United States
Blackwing
GR
CLK
Hook-Carter
Shea Creek
Triple R
Centennial
Hatchet Lake
Waterfound North
Murphy
J Zone Roughrider
Turkey Lake
Bell Lake
Wolly
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Waterfound
Waterbury
Midwest
Rabbit Lake Mill
Johnston Lake
Cigar Lake
Packrat
Candle
Darby
Park Creek
West Bear
Epp Lake
Marten
McArthur River
Wolverine
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Moon Lake
Millennium
Bachman Lake
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three and nine months ended September 30, 2024 was $16,000 and $1,962,000 (September 30, 2023 – $259,000 and $1,554,000).

The 2024 Wheeler River winter exploration drilling program was initiated in mid-January and was completed in early April. A total of 6,666 metres were drilled in 12 holes. The focus of the 2024 winter drill program was to identify an ISR-amenable unconformity-associated uranium deposit proximal to the proposed Phoenix infrastructure. The drill program was focused on two key areas: (1) the N Zone, located approximately four kilometres northeast of Phoenix, and (2) the RE/RW area, an underexplored, northeast-striking conductive trend that runs between the Phoenix and Gryphon deposits. Additionally, one drill hole was completed at M Zone to test the up-dip extension of a graphitic semi-brittle fault intersected during the 2020 drill program. Results are reported using preliminary radiometric equivalent grades (‘eU3O8’), which are assessed by downhole probing during active drill programs (see ‘ASSAY PROCEDURES AND DATA VERIFICATION’ for additional details).

At the N Zone, 1,602 metres were drilled in three diamond drill holes. The drill holes were designed to test conductive anomalies identified from the 2023 N Zone Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey. Elevated radioactivity measuring three to four times background was reported in each hole; however, no mineralization above a minimum cutoff of 0.05% eU3O8 was observed.

Eight holes totalling 4,554 metres were drilled in the RE/RW area between Phoenix and Gryphon. Drilling in this area targeted conductive anomalies coincident with resistivity low anomalies identified from previous geophysical surveys, and also tested areas where previous drilling was determined to have identified anomalous structure, alteration, or geochemical enrichment that remained open when projected to the unconformity contact. While elevated radioactivity was observed in each hole, no mineralization above a minimum cutoff of 0.05% eU3O8 was reported.

Significant structural disruption was observed in several holes completed during the program, most notably in hole WR-823, which intersected intense structural disruption and associated core loss in the basal sandstone, interpreted to represent the sandstone expression of brittle reactivation along a graphitic fault observed in historical hole WR-483. Elevated uranium and elevated base metal concentrations were returned from systematic samples collected within and below the fault zone.

MANAGEMENT’S DISCUSSION & ANALYSIS

The best geochemical results from the RE/RW drilling were returned from WR-826, which was drilled approximately 1.7 km west-northwest of Phoenix Zone A to follow up anomalous boron values and indicative structure in historical drill hole ZR-14. WR-826 returned polymetallic enrichment along the upper contact of a semibrittle graphitic fault, intersected approximately 14 m below the unconformity, highlighted by 173 ppm uranium, 203 ppm nickel, and 19.4 ppm cobalt. Additionally, lead isotope analysis of several spot samples collected from the basement of WR-826 indicates that the lead present in the samples is strongly radiogenic, suggesting that a significant component of the lead analyzed from the samples is likely to be the result of radioactive decay from uranium to lead. The radiogenic nature of lead samples returned from WR-826, along with the uranium and base metal enrichment returned from the basal sandstone of WR-823, highlight the prospectivity of this trend.

One hole was drilled at M Zone to test the unconformity subcrop of a graphitic semi-brittle fault intersected at depth in 2020 drill hole WR-777. The follow-up hole did not intersect significant structure, alteration, or elevated radioactivity associated with the unconformity contact.

The location of the 2024 drill holes is depicted in the figure below.

Wheeler River Project - 2024 Exploration Drilling

Denison Mines

Gryphon
Phoenix
NORTH
N Zone Drilling
RE/RW Drilling
GRYPHON DEPOSIT
WR-823
WR-483
Wheeler River Property Boundary
WR-826
ZR-14
Phoenix Deposit
Wheeler River Camp
M Zone Drilling
Kilometers
Legend
WRX_2024_Collars
2024 DDH Trace
Historical Drill Hole Collar
Bedrock Geology
MAFIC
Pelite
Graphitic Pelite
Quartzite
Granitic Gneiss
Semipelite
Pegmatite
472000
473000
474000
475000
476000
477000
478000
479000
480000
481000
482000
483000
484000
6372000
6373000
6374000
6375000
6376000
6377000
6378000
6379000
6380000

No additional exploration field work took place in the second or third quarters of 2024.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the first nine months of 2024, exploration field programs were carried out at five of Denison’s pipeline properties (three operated by Denison). Denison’s share of exploration costs for these properties was $2,380,000 and $7,398,000, respectively, for the three and nine months ended September 30, 2024 (September 30, 2023 – $1,665,000 and $6,025,000).

The Company continues to review, prioritize, and rationalize its Athabasca Basin exploration portfolio to continue exploring its highest priority-projects, with the potential to deliver significant and meaningful new discoveries.

Crawford Lake

The Crawford Lake property is located adjacent to the southwestern portion of the Wheeler River project, and borders the Moon Lake South project. Winter access to the property can be gained from the north via the Fox Lake road and from the south via the Cree Lake road. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 415 and 515 metres.

During the first quarter of 2024, a SWML EM survey was completed on the property to better define basement conductivity associated with the CR-3 conductive trend near the adjacent Moon Lake South property and generated targets for the fall drill program, which remained in progress at the end of the third quarter.

As of September 30, 2024, a total of 1,128 metres have been drilled in two completed holes. The first two holes of the program failed to explain the conductive response outlined in the 2024 SWML EM survey, and were interpreted to have overshot the graphitic sediments typically associated with the CR-3. The 2024 exploration drilling program was completed in October 2024, and core samples collected during the drill program have been submitted to the SRC geoanalytical lab, with results expected by the end of the fourth quarter.

Johnston Lake

During the first quarter of 2024, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Johnston Lake property to better define basement conductivity associated with the MJ1 conductive trend and generate targets for future drill testing on the project. The final processed data set was received early in the second quarter of 2024, and several of the conductivity anomalies identified from the survey were targeted as part of the 2024 Johnston Lake exploration drilling program, which began in June and was completed in August.

The 2024 Johnston Lake exploration drilling program consisted of total of 6,228 metres drilled in eight completed holes, and one abandoned hole. In addition to testing conductivity anomalies along the MJ-1 trend, the program sought to evaluate the extents of significant geochemical anomalies identified from historical drilling. Although significant structural disruption, alteration and elevated radioactivity indicative of a potentially mineralizing system, were identified in each hole, no significant mineralization grading greater than 0.05% eU3O8 was observed from radiometric probing. Assay samples were submitted to the SRC lab in late August, with results anticipated during the fourth quarter.

Moon Lake South

The Moon Lake South property is located adjacent, to the west, of the Wheeler River project and north of Denison’s 100% owned Crawford Lake project, approximately 30 kilometres northwest of Cameco’s Key Lake Operation. The Moon Lake South project is a joint venture between Denison, which holds a 75% interest in the property, and CanAlaska Uranium Ltd., which holds the remaining 25% interest. Denison is the project operator.

The 2024 winter exploration program consisted of eight completed diamond drill holes totalling 5,634 metres, designed to evaluate the potential to expand the footprint of high-grade uranium mineralization discovered in 2023 drill hole MS-23-10A, and to test conductivity anomalies identified from SWML EM surveys completed in the area to identify additional mineralization along strike of known mineralized occurrences identified in 2021.

Low-grade uranium mineralization was encountered in three of the eight holes completed during the winter program. MS-23-23 tested the unconformity 32 metres due west of the mineralization discovered in 2023 drill hole MS-23-10A (2.46% U3O8 over 8.0 metres), intersecting uranium mineralization at the sub-Athabasca unconformity grading 0.12% eU3O8 over 0.6 metres. Drill hole MS-24-25, drilled to target the unconformity 115 metres due west of MS-23-10A, intersected uranium mineralization grading 0.12% eU3O8 over 0.4 metres, hosted at the contact between a fault zone and a graphitic pelite.

MANAGEMENT’S DISCUSSION & ANALYSIS

The third mineralized intersection was returned from hole MS-24-27, which was drilled to target the unconformity approximately 915 metres northeast of MS-23-10A, and 250 metres along strike to the southwest of low-grade mineralization intersected in 2021 drill hole MS-21-06. MS-24-27 intersected mineralization grading 0.08% eU3O8 over 0.2 metres, associated with the contact between a graphitic pelite and an underlying granitic unit, lying approximately 45 metres below the unconformity.

Additionally, the SWML EM survey that was initiated in the fourth quarter of 2023 was completed in February 2024. The preliminary data is of good quality and appears to have successfully resolved the position of the CR-3 conductor in the survey area. The 2023/2024 SWML EM survey results will be integrated with other geophysical, geological, and geochemical data in the area to guide future exploration activities on the property.

A supplementary drill program was initiated during the third quarter, designed to test strong conductivity anomalies identified from the 2024 SWML EM survey, interpreted to represent the CR-3 conductor in the vicinity of three mineralized showings along strike to the northeast. The drill program consisted of three diamond drill holes totalling 1,086 metres. Two of the holes failed to explain the conductive response outlined from the 2024 SML EM survey. While the third hole of the program encountered elevated radioactivity approximately 90 cm below the unconformity, the results of downhole gamma logging did not indicate mineralization that exceeded a 0.05% eU3O8 cutoff. Drilling was completed during the first week of October, and select samples were sent to the geoanalytical lab at SRC in Saskatoon. Receipt of analytical results is anticipated during the fourth quarter.

Waterfound

Waterfound is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including its 11.78% direct interest and a 12.90% indirect interest from its 50% ownership of JCU.

The 2024 exploration diamond drill program was designed to focus on the D-1 North conductor, which hosts the Crocodile and Alligator Zones, in an area where, the conductor takes a significant bend from an E-W orientation to NNE-SSW. Ten drill holes were completed during the 2024 winter drilling program for a total of 6,136 metres. Elevated radioactivity was encountered in each hole completed during the winter drilling program.

The summer exploration drilling program began in early June and was completed in early July, during which an additional 2,516 metres were drilled in four completed holes, bringing the total for the year to 8,652 metres drilled in 14 completed holes. Low-grade, basement-hosted mineralization was encountered in three of the four holes completed during the 2024 summer drilling program. Assay results from drill core samples collected during the summer exploration program are pending.

A small direct current resistivity survey was completed over the eastern portion of the D-1 North trend to identify resistivity low anomalies that may be indicative of enhanced hydrothermal alteration related to a potentially mineralizing system. The survey was suspended in early April due to deteriorating conditions related to the spring thaw and resumed in July and was completed in early August.

Hatchet Lake

Prior to the closing of the first phase of the earn-in option with Foremost on October 4, 2024 (see Denison press releases dated September 24, 2024 and October 7, 2024), Hatchet Lake was a joint venture between Denison Mines Corp. (70.15%) and Eros Resources Corp (29.85%). With the completion of the first option phase of the Foremost Transaction, Foremost has acquired a 14.03% stake in the Hatchet Lake joint venture, and Denison’s ownership interest has decreased to 56.12%. In addition, Foremost has assumed operatorship of the project.

The Hatchet Lake Project consists of nine mineral dispositions totalling 10,212 hectares. The property is split into two non-contiguous claim blocks: the Richardson grid, which consists of four claims totalling 5,328 hectares; and the Hatchet South claim block, which consists of five Claims totalling 4,884 hectares. The Richardson block hosts multiple mineralized drill holes, with grades of up to 1.52% U3O8, and covers the strike extension of Cameco’s Richardson grid, where historical drilling has identified multiple high-grade unconformity-associated uranium intercepts. The Hatchet South claim block contains the Tuning Fork Grids, where previous drilling has identified low-grade uranium mineralization grading up to 0.1% U3O8, along with significant copper, arsenic, and boron enrichment.

In 2024, a small diamond drilling program was completed at Hatchet Lake to test the extent of previously identified geochemical anomalies that are associated with significant structure and alteration. A total of 884 metres was drilled in four diamond drill holes, two holes along the Richardson Trend and two holes at Tuning Fork. Significant alteration and structure was observed in each of the four completed holes. Geochemical samples collected during the program have been submitted to the SRC laboratory, with analytical results expected during the fourth quarter.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $3,552,000 and $10,877,000, respectively, during the three and nine months ended September 30, 2024 (September 30, 2023 – $2,999,000 and $9,462,000). These costs are mainly comprised of head office salaries and benefits, share based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the three and nine months ended September 30, 2024, was predominantly driven by an increase in share based compensation and head office salaries and benefits due to increases in headcount.

OTHER INCOME AND EXPENSE

During the three and nine months ended September 30, 2024, the Company recognized a net other expense of $10,669,000 and $20,347,000, respectively (September 30, 2023 – net other income of $68,064,000 and $90,262,000).

The main drivers of the other income/expense are as follows:

Fair value losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In 2023, the Company sold 200,000 pounds of U3O8 at a weighted average price of $99.50 (US$73.38) per pound U3O8. During the second quarter of 2024, the Company sold an additional 100,000 pounds of U3O8 at a weighted average price of $135.98 (US$100.00) per pound U3O8. As at September 30, 2024, the Company held 2,200,000 pounds of U3O8.

During the three months ended September 30, 2024, the spot price of U3O8 decreased from $117.03 (US$85.50) per pound U3O8 as at June 30, 2024, to $110.35 (US$81.75) per pound U3O8 at September 30, 2024, resulting in a fair value of the Company’s uranium investments of $242,780,000 and mark-to-market loss for the three months ended September 30, 2024 of $14,680,000 on the Company’s uranium holdings (September 30, 2023 – mark to market gain of $63,089,000). During the nine months ended September 30, 2024, the spot price of U3O8 decreased from $120.35 (US$91.00) per pound U3O8 as at December 31, 2023, to $110.35 (US$81.75) per pound U3O8 at September 30, 2024, resulting in mark-to-market loss for the nine months ended September 30, 2024 of $20,437,000 on the Company’s uranium holdings (September 30, 2023 – gains of $85,910,000) including a realized gain on sale of $9,950,000 (US$7,050,000) from the second quarter uranium sales.

Fair value gains/losses on portfolio investments

During the three and nine months ended September 30, 2024, the Company recognized a gain of $3,289,000 and a loss of $135,000, respectively, on portfolio investments carried at fair value (September 30, 2023 – gains of $4,530,000 and $2,645,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains/losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures, which carry a 9% coupon and were to be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. During the third quarter, F3 completed an arrangement, whereby F3 transferred 17 prospective uranium exploration projects to F4 Uranium (‘F4’). As a result of the spin out, for the conversion price of $0.56, Denison will now receive one share of F3 and 1/10 of a share of F4. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the Debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the three and nine months ended September 30, 2024, the Company recognized mark-to-market gain of $310,000 and a loss of $1,125,000, respectively (September 30, 2023 – $nil and $nil) on its investments in the debentures mainly due to a decrease in the F3 share price between December 31, 2023 and September 30, 2024, which reduced the value of the debenture’s embedded conversion option.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gain on receipt of proceeds from Uranium Industry a.s.

In January 2022, the Company executed a Repayment Agreement (‘RA’) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s. (‘UI’) to Denison in connection with the Company’s sale of its mining assets and operations located in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the RA, including amounts received to date, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. To date, the Company has collected US$8,200,000 of the amounts due under the RA. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the RA.

During the three and nine months ended September 30, 2024, the Company received US$600,000 and US$900,000, respectively, from UI (September 30, 2023 – US$200,000 and US$600,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison. During the three and nine months ended September 30, 2024, as a result of the payments received, the Company recorded gains related to the Mongolia sale receivable of $801,000 and $1,197,000, respectively (September 30, 2023 – $267,000 and $802,000). This receivable is recorded at fair value at each period end (September 30, 2024 and December 31, 2023 – $nil).

Foreign exchange losses/gains

During the three and nine months ended September 30, 2024, the Company recognized a foreign exchange loss of $308,000 and a gain of $803,000, respectively (September 30, 2023 – gains of $341,000 and $150,000). The foreign exchange gain is predominantly due to the impact of the increase in the US dollar to Canadian dollar exchange rate during the first half of 2024 on US dollar cash and accounts receivable balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

During the three and nine months ended September 30, 2024, the Company recorded its equity share of loss from JCU of $604,000 and $1,732,000, respectively (September 30, 2023 – $459,000 and $3,814,000). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $105,933,000 at September 30, 2024 (December 31, 2023 – $131,054,000).

The decrease in cash and cash equivalents of $25,121,000 was due to net cash used in operations of $32,368,000, partially offset by net cash provided by investing activities of $5,446,000 and cash provided by financing activities of $1,045,000, as well as a foreign exchange effect on cash and cash equivalents of $756,000.

Net cash used in operating activities of $32,368,000 was primarily due to net loss for the period, and adjustments for non-cash items, including fair value adjustments.

Net cash provided by investing activities of $5,446,000 was primarily due to proceeds on disposal of investments in uranium in the second quarter, partially offset by the Company’s incremental investment in JCU, an increase in property, plant & equipment relating to long lead items for the Wheeler River project, and a decrease in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $1,045,000 was mainly due to the proceeds related to the issuance of 1,032,334 shares upon the exercise of employee stock options.

MANAGEMENT’S DISCUSSION & ANALYSIS

Use of Proceeds

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised. The Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement. The 2021 ATM Program was terminated on October 11, 2023.

October 2023 Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated October 11, 2023 (‘October 2023 Prospectus Supplement’), the net proceeds of the October 2023 equity financing are expected to be utilized to fund the advancement of the Phoenix project through the procurement of long lead items (including associated engineering, testing, and design), exploration and evaluation expenses, as well as general, corporate and administrative expenses. During the period from the closing of the financing in October 2023 to September 30, 2024, the Company’s use of proceeds from this offering was in line with that disclosed in the October 2023 Prospectus Supplement.

Revolving Term Credit Facility

On December 21, 2023, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2025 (the ‘Credit Facility’). Under the Credit Facility, the Company has access to letters of credit of up to $23,964,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (‘KEPCO’)
Denison and KHNP Canada Energy Ltd. (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO) are parties to a Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership, entities whose key asset is Waterbury.

MANAGEMENT’S DISCUSSION & ANALYSIS

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2024	2023	2024	2023

Salaries and short-term employee benefits	$(895)	$(512)	$(3,503)	$(2,156)
Share-based compensation	(814)	(544)	(2,467)	(2,017)
	$(1,709)	$(1,056)	$(5,970)	$(4,173)

The increase in salaries and short-term employee benefits awarded to key management is predominantly driven by an increase in headcount. The group of key management employees expanded from five in 2023 to nine in 2024 following internal promotions to fill the following roles: Vice President Technical Services and Project Evaluation, Vice President Environment, Sustainability & Regulatory, Vice President Exploration, and Vice President Human Resources.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At November 7, 2024, there were 892,617,600 common shares issued and outstanding and a total of 905,572,686 common shares on a fully-diluted basis.

Stock Options and Share Units

At November 7, 2024, there were 5,722,000 stock options, and 7,233,086 share units outstanding.

DISCONTINUED OPERATIONS

Closed Mine Services

At the end of August 2023, the Company’s long-term third-party closed mines services contract came to an end. With the termination of this contract, the Company determined that it would cease providing third-party care and maintenance services and will no longer earn revenue from Closed Mine services. The Company is now solely focused on care and maintenance of its own legacy mine sites.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2024

Refer to the Company’s annual MD&A for the year ended December 31, 2023 and the MD&A for the three and six months ended June 30, 2024 for a detailed discussion of the previously disclosed 2024 budget and outlook.

During the third quarter of 2024, the Company increased its outlook for exploration expenditures by $818,000 due to a supplemental exploration drilling program for the Crawford Lake and Moon Lake South properties. In addition, the Company decreased its outlook for evaluation expenditures by $5,698,000 predominantly due to the deferral of certain aspects of detailed design engineering and long lead item procurement into 2025. Finally, the outlook for the recovery from the corporate administration and other segment increased by $1,005,000 predominantly due to higher interest income earned on the Company’s cash balances due to higher than budgeted interest rates, slightly offset by increased employee costs.

(in thousands)	PREVIOUS 2024 OUTLOOK	CURRENT 2024 OUTLOOK	Actual to September 30, 2024(2)
Mining Segment
Development & Operations	(4,986)	(4,986)	(3,813)
Exploration	(10,159)	(10,977)	(9,466)
Evaluation	(53,550)	(47,852)	(25,261)
JCU Cash Contributions	(3,768)	(3,768)	(2,615)
	(72,463)	(67,583)	(41,155)
Corporate and Other Segment
Corporate Administration & Other	405	1,410	173
	405	1,410	173
Total(1)	$ (72,058)	$ (66,173)	$ (40,982)
Notes
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2024, actual amounts reported above includes capital additions of $1,776,000, JCU contributions of $2,615,000, $1,222,000 in repayments from UI, and excludes $3,966,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term in has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Vice President Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023;

●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

MANAGEMENT’S DISCUSSION & ANALYSIS

●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades, derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison's Annual Information Form dated March 28, 2024, available on the Company’s website and filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; Denison’s outlook, plans and objectives for 2024 and beyond; exploration, development and expansion programs, plans and objectives, including FEED, detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS status, plans and objectives and expectations with respect to Denison’s required licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; expectations with respect to the FFT; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; results of the ISR field test program at Midwest and the Concept Study, the interpretations thereof and expectations therefor therefore including the potential for a PEA; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; expectations regarding agreements with third parties, including the MBA, CBA, Sustainable Communities Investment Agreement, the KLP earn-in agreement with Grounded Lithium, the Foremost Transaction, the F3 debentures, and the RA with UI and payments thereunder; Denison’s expectations with respect the exploration and evaluation of the KLP, including a potential PFS; Denison’s plans with respect to its physical uranium holdings; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in Denison’s Annual Information Form available on SEDAR+ and EDGAR. These factors are not, and should not be construed as being, exhaustive.

MANAGEMENT’S DISCUSSION & ANALYSIS

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards’). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and its definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards. However, investors are cautioned that there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the ‘U.S. Exchange Act’) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Denison prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in the MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.